Filed by Auxilium Pharmaceuticals, Inc. (SEC File No.: 000-50855) pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company:  Auxilium Pharmaceuticals, Inc.

SEC File No.:  000-50855

Date: August 7, 2014

EMPLOYEE PRESENTATION

2Q 2014 Financial Results Summit Meeting August 7, 2014

[LOGO]

2Q 2014 CD& L Update

Auxilium Executing Multi-Phase Growth Strategy Expanded product portfolio and established leadership position in men’s healthcare Acquisition of Actient, STENDRA in-licensing Grew from 2 to 12 products PHASE ONE: 2013 PHASE THREE: 2015 & Beyond Diversify product revenue stream, build men’s healthcare portfolio and establish new specialty therapeutic areas Leverage commercial expertise, competitive platform and financial resources to aggressively pursue strategic partnering and M&A PHASE TWO: 2014 QLT transaction creates more competitive M&A platform Stronger financial position Canadian domicile expands North American footprint Builds upon orphan drug platform with QLT retinoid program History of targeted innovation Two products (TESTIM and XIAFLEX for DC) Developed a vision and strategy for future growth FOUNDATION

2Q 2014 Financial Results

2Q 2014: Financial Results1 Amounts in $MM Except Per Share Amounts 2Q 2013 2Q 2014 Total Revenues $100.5 $83.0 Cost of Goods Sold (non-GAAP) 22.7 30.0 Gross Profit $77.8 $53.0 % of Revenues 77% 64% Operating Expenses (non-GAAP): Research & Development $12.9 $10.6 Selling, General & Administrative $50.7 $58.9 Interest Expense (non-GAAP) 3.2 5.4 Income (Loss) Before Taxes (non-GAAP) 11.0 (21.9) Income Tax Benefit (non-GAAP) -- (0.1) Net Income (Loss) (non-GAAP) 11.0 (21.8) Net Income (Loss) Per Common Share (non-GAAP) $0.22 (basic & fully diluted) ($0.44) (basic & fully diluted) 1 See Appendix for reconciliation of the non-GAAP financial measures to the closest GAAP financial measures

2014: Future Product Growth Potential $315* $189.5* +66% All numbers $ millions * 2013 number represents total revenues ($400.7M) less $211.2M for Testim; 2014 number represents midpoint of 2014 guidance ($400M) less $85M for Testim; We believe that reporting our revenue on a pro-forma basis without Testim revenue provides investors with a useful tool to understand where management sees opportunity for future revenue growth

2Q 2014 Product Highlights & Results

Testim Franchise: Managing a Mature Product Strategic rationale for June 2014 launch of a Testim Authorized Generic (AG) Launched with partner Prasco in mid-June Proactive strategy to manage the Testim life cycle and increase and expand product franchise access First-mover generic status is key Proactive strategy important given the confusing managed care environment and continued downward pressure on the TRT gel market Launch of AG provides opportunity to drive “full access” strategy Multiple plans expected to add AG to Tier 1 status Removes obstacles for patients and physicians

Testim Franchise: AG Driving Increased Access Testim Franchise: NRx Share of TRT Gel Market IMS Health, 2014; based on all data available as of August 4, 2014 Testim AG launched June 11, 2014 Testim: $11.9 Million Testim Authorized Generic: $13.3 Million $25.2 Million in 2Q Revenues

TESTOPEL: Buy-In Impact Expected


TESTOPEL
pellet size

- **Only FDA-approved long-acting testosterone pellet available**
  - Lasts ~3-4 months
- **15% price increase on April 1 believed to have driven $12-14 million product buy-in in 1Q 2014**
  - A 2Q impact was expected
  - Additional wholesaler destocking believed to have affected 2Q ex-factory pellet sales
- **2Q 2014 net revenues of $4.2 M**
  - 1H 2014 net revenues of $36.2 M averages out to ~$18 M per quarter
    - Slightly lower than our 2H 2013 quarterly average net revenues of ~$21 M (excluding $3-4 million impact in 4Q from our change in distribution channel)
  - We believe the 1H 2014 decrease is due mainly to delayed physician purchases during pricing book reset process; overall TRT market pressure may have impact as well
- **Normalization of buying habits already seen in early 3Q, as expected**

AUXILIUM
Auxilium Pharmaceuticals, Inc. | 2014
11

STENDRA: Initial Launch Traction Continues STENDRA Rx Since Launch IMS Health, 2014; based on all data available as of June 30, 2014; * Revenues recognized by Company at time product shipped to wholesalers $6.1 Million in 2Q Revenues* Increasing number of total prescribers: End of Q1: 5,704 End of Q2: 11,349 99% increase Increase in productivity per prescriber End of Q1: 5.2 Rxs End of Q2: 8.4 Rxs 62% increase 5.0 average pills per Rx

Weekly STENDRA TRx Share of Oral ED Market STENDRA: Initial Launch Traction Continues IMS Health, 2014; based on all data available as of August 4, 2014 3.2% 1.4% 0.4% Jan Feb Mar Apr May Jun Jul

STENDRA: Initial Launch Traction Continues IMS Health, 2014; based on all data available as of July 22, 2014; products are registered trademarks of their respective owners * Rx not categorized by IMS Quarterly STENDRA Rx Breakdown 25% 29% 15% 6% 26% Launch-to-Date Patient Rx Switches to STENDRA *Other: Staxyn®, edex®, Muse® & Caverject® 37% 29% 22% 8% 4% Viagra® Cialis® Daily Cialis® As Needed Other* Levitra®

edex: Continued Market Leadership Market-leading injectable ED treatment Rapid onset; convenient single-dose dual-chamber cartridge Non-oral ED treatments represent ~0.5% of total ED TRx1 2Q 2014 revenues of $7.5 million 50% increase over 2Q 2013 51.8% retail market share as of 2Q 20141 1 IMS Health edex Retail TRx and TRx Market Share

XIAFLEX: Overall Product Performance Continued launch traction in Peyronie’s disease Strong momentum since launch in January 2014 Stable growth traction in Dupuytren’s contracture 2Q 2014: $26.3M XIAFLEX U.S. Revenues by Quarter +75%

XIAFLEX in DC: Stable Growth Traction 7% increase in vial sales over 2Q 2013 Stable XIAFLEX market share 29% YTD through May Increasing awareness & demand for DC procedures Rolling 12-month total procedures: April 2014: 66,324 April 2013: 63,201 4.9 % increase 2011 2012 2013 2014 XIAFLEX in DC: Quarterly Vial Sales1 1Minor historical adjustments may affect historical demand figures over time

XIAFLEX for PD: Strong Launch Momentum Certification of Top Target Urologists Phase I & II (n=432) 12% 88% 645 Total Sites Certified 1,108 Total Physicians Certified Auxilium; All numbers as of June 30, 2014

XIAFLEX for PD: Payer Reimbursement Auxilium Advantage; All numbers as of June 30, 2014 93% Approved 53% Decision Made 47% Currently in Process PD Patients Submitted Through June 30, 2014 3,535

XIAFLEX for PD: Strong Launch Momentum 3,350 Vials Total * Vials shipped to physicians represents in-market demand. Revenues for PD are recognized by Company when sold to wholesalers. Estimates do not include vials shipped to large hospital centers that treat both PD and DC. Historical adjustments may affect historical demand figures over time. Estimated Vials Shipped to Physicians*

2014 Moving Forward

Strategic Priorities & Milestones Moving Forward Successfully launch two new products: STENDRA for ED and XIAFLEX for PD Grow TESTOPEL and edex use with urologists Drive XIAFLEX to standard of care in Dupuytren’s Closely manage and strategically resource Testim franchise as a mature product, including AG STENDRA 15-minute onset of action sNDA – PDUFA Date: September 20, 2014 XIAFLEX multiple cord label expansion sBLA – PDUFA Date: October 20, 2014 Topline cellulite Phase 2a study results now expected in 4Q 2014 Topline Frozen Shoulder Phase 2b study results expected in 1Q 2015 Close QLT merger in 4Q 2014 Preliminary joint proxy statement filed; Hart-Scott-Rodino clearance granted Maximize value of current portfolio Successfully advance R&D opportunities Continue opportunistic approach to CD&L, aggressive partnering and M&A supported by new platform Maintain financial discipline and manage performance

Questions?

Thank You